UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month October  2022

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number
1. Other Relevant Information, dated October 3, 2022	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA

Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Grifols, S.A. ("Grifols"), in accordance with the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, reports the following

OTHER RELEVANT INFORMATION

The Board of Directors of the Company, informs that as a continuation of the "Other Relevant Information" filed on September 26, in its meeting held on September 30, 2022, has unanimously approved, prior to a favourable report from the Appointments and Remuneration Committee and the Audit Committee, as applicable, the following resolutions that will strengthen the governance of the company:

1.	Amend the Company's Internal Regulations of the Board of Directors in the terms set forth in Annex I.

2.	Designate Mr. Steven F. Mayer as Executive Chairperson of the Company's Board of Directors.

The Board of Directors has acknowledged and accepted the resignation submitted by Mr. Victor Grifols Roura to his office as non-executive Chairperson of the Company's Board of Directors due to his retirement. Mr. Victor Grifols Roura will continue to be a member of the Board of Directors of the Company as director, under the category of "proprietary director", due to his merits, invaluable sector knowledge and extraordinary dedication to the Company.

Likewise, the Board of Directors has unanimously resolved to designate Mr. Steven F. Mayer as Executive Chairperson of the Board of Directors of the Company, with delegation of all the authorities that may be delegated by law and by the Company's Articles of Association, in order to run the Company.

These unanimously approved appointments are evidence of the Board’s commitment to reinforce Grifols’ leadership; to accelerate the execution of the company’s strategic plan; to continue a focus on operational excellence; and to increase value for all shareholders, with emphasis on the reduction of debt levels and the improvement of the company’s cash flow profile.

Mr. Steven F. Mayer has served as independent director of Grifols, S.A. since January 2011. In addition to the Grifols Board, he has served on boards of directors or equivalent bodies of over 30 other public and private companies in a variety of industries. From 2002 until 2018 he held a variety of management positions with Cerberus Capital Management, L.P. and Cerberus California, LLC, affiliated private investment firms, culminating with serving as Senior Managing Director, Co-Head of Global Private Equity and Chairman of the Cerberus Investment Committee. Furthermore, Mr. Steven F. Mayer is well-acquainted with the plasma-derived protein therapeutics industry, having led the team that acquired and carved out Talecris Biotherapeutics Holdings Corp. and has extensive knowledge and experience in the healthcare sector. Mr. Steven F. Mayer holds a Bachelor of Arts degree, cum laude, from Princeton University and a Juris Doctor degree, magna cum laude, from Harvard Law School and has taught courses at both those institutions as well as at LUISS, a university in Rome.

3.	Designate Mr. Victor Grifols Roura as Chairperson of Honour of the Company.

The Board of Directors has thanked Mr. Victor Grifols Roura for his great dedication to the Company, highlighting his invaluable contribution to the Company's business success during the years in which he has chaired the Board of Directors and managed the Company. The Board of Directors has therefore unanimously resolved to appoint him as Chairperson of Honour of the Company, in accordance with article 8.5 of the Internal Regulations of the Board of Directors.

4.	Reorganize the Audit Committee.

Since Mr. Steven F. Mayer, member of the Audit Committee, has become an "executive director" and is therefore no longer eligible to be a member of the Audit Committee, the Board of Directors has resolved to reorganize the Audit Committee as follows:

Name	Position	Category
Mr. Íñigo Sánchez-Asiaín Mardones	Chairperson	Independent
Mr. Tomás Dagá Gelabert	Member	Other External
Ms. Carina Szpilka Lázaro	Member	Independent
Ms. Núria Martín Barnés	Secretary (non-member)	--

In Barcelona, on 3 October 2022

Nuria Martín Barnés
Secretary to the Board of Directors

ANNEX I

THE REGULATIONS OF THE INTERNAL FUNCTIONING OF THE BOARD OF DIRECTORS OF “GRIFOLS S.A.

Article 8. The Chairperson of the Board

1.	The Chairperson of the Board of Directors will be elected from among its members, and shall be capable of acting as Chief Executive Officer of the Company, in which case his appointment will require the favourable vote of two thirds of the members of the Board of Directors. In this case, all of the faculties that can be delegated will be delegated to him/her in accordance with the Law, the Articles of Association and these Regulation, and the effective business management of the Company will correspond to him/her, always in accordance with the decisions and criteria set out by the General Shareholders’ Meeting and the Board of Directors within the limits of their respective competence.

2.	The Chairperson will have the power to call and chair the Board of Directors’ meetings, determine the agenda and lead discussions and deliberations, as well as chairing the General Shareholders' meetings.

Notwithstanding the foregoing, the directors constituting at least one-third (1/3) of the members of the Board of Directors will be able to call the Board if, after requesting the Chairperson to do so, the Chairperson has not called the meeting within a term of one month.

THE REGULATIONS OF THE INTERNAL FUNCTIONING OF THE BOARD OF DIRECTORS OF “GRIFOLS S.A.

Article 8. The Chairperson of the Board

1.	The Chairperson of the Board of Directors will be elected from among its members.~~, and shall be capable of acting as Chief Executive Officer of the Company~~ The position of Chairperson may be held by an executive director, in which case his appointment will require the favourable vote of two thirds of the members of the Board of Directors. In this case, all of the faculties that can be delegated will be delegated to him/her in accordance with the Law, the Articles of Association and these Regulation, and the effective business management of the Company will correspond to him/her, always in accordance with the decisions and criteria set out by the General Shareholders’ Meeting and the Board of Directors within the limits of their respective competence.

2.	The Chairperson will have the power to call and chair the Board of Directors’ meetings, determine the agenda and lead discussions and deliberations, as well as chairing the General Shareholders' meetings.

Notwithstanding the foregoing, the directors constituting at least one-third (1/3) of the members of the Board of Directors will be able to call the Board if, after requesting the Chairperson to do so, the Chairperson has not called the meeting within a term of one month.

3.	Likewise, it is the Chairperson’s responsibility to ensure that the directors receive sufficient information to discuss the items on the agenda in advance; to stimulate the debate and the active participation of the directors during the Board meetings, safeguarding their freedom to take a position or express an opinion; and, to organize and coordinate with the chairmen of the relevant committees the periodic evaluation of the Board, and, if applicable, the evaluation of the Chief Executive Officer or managing director.

4.	In the event that the Chairperson is also the managing director, the Board of Directors must appoint a coordinating director amongst the independent directors. Such coordinating director shall be authorized to request the calling of a Board of Director Meeting or the inclusion of new points on the agenda of a Meeting already convened, coordinate and gather the external directors and direct, when applicable, the Chairperson’s periodic evaluation by the Board.

*      *       *

3.	Likewise, it is the Chairperson’s responsibility to ensure that the directors receive sufficient information to discuss the items on the agenda in advance; to stimulate the debate and the active participation of the directors during the Board meetings, safeguarding their freedom to take a position or express an opinion; and, to organize and coordinate with the chairmen of the relevant committees the periodic evaluation of the Board, and, if applicable, the evaluation of the Chief Executive Officer or managing director.

4.	In the event that the Chairperson is also ~~the managing~~ an executive director, the Board of Directors must appoint a coordinating director amongst the independent directors. Such coordinating director shall be authorized to request the calling of a Board of Director Meeting or the inclusion of new points on the agenda of a Meeting already convened, coordinate and gather the external directors and direct, when applicable, the Chairperson’s periodic evaluation by the Board.

5.	The Board of Directors may appoint a Chairperson of Honour. The appointment may be made in favour of a director or anyone who, having been a director, is no longer a member of the Board of Directors. The Chairperson of Honour who is not a director may be called to attend Board meetings and shall be entitled to attend meetings and speak but not vote, and shall be subject to the confidentiality duties required of all directors. The Chairperson of Honour shall have duties of honorary representation and will provide advice to the Board of Directors, to the Chairperson and to the Vice-Chairperson of the Board of Directors. The Board of Directors shall make available to the Chairperson of Honour the technical, material and human resources that it deems appropriate for the Chairperson of Honour to discharge his duties on the most adequate terms and through the most appropriate procedures.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  October 3, 2022